

FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
AUG 0 9 2002
WASH. D.C.
154
SECTION

Report on Foreign Issuer

Pursuant to Rule 13a - 16 or 15d -16
of the Securities Exchange Act of 1934

For the Month of August, 2002

Gilat Satellite Networks Ltd.
(Translation of Registrant's Name into English

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes______ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto and incorporated by reference herein is Registrant's and rStar's press release dated August 5, 2002, announcing the expiration of the exchange offer and the closing of rStar's acquisition of the Starband Latin America business.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

By: 
Yoav Leibovitch
Chief Financial Officer

Dated: August 6, 2002

BW2552 AUG 05,2002 13:57 PACIFIC 16:57 EASTERN

(BW)(GILAT-SATELLITE-NETWORKS)(GILTF)(RSTRC) rStar Corporation And Gilat Satellite Networks Ltd. Announce Expiration of Exchange Offer and Closing of rStar's Acquisition of the Starband Latin America Business

Business Editors

SAN RAMON, Calif. & PETAH TIKVA, Israel--(BUSINESS WIRE)--Aug. 5, 2002--rStar Corporation (Nasdaq: RSTRC) and Gilat Satellite Networks Ltd. (Nasdaq: GILTF), a worldwide leader in satellite networking technology, announced today that the exchange offer for up to 6,315,789 shares of rStar common stock expired at 12:00 midnight, New York City time, on Friday, August 2, 2002.

In addition, immediately prior to the expiration of the exchange offer, rStar closed its previously announced acquisition of the StarBand Latin America business from Gilat.

Approximately 18,935,838 shares of rStar common stock had been tendered in the exchange offer as of 12:00 midnight, New York City time, on Friday, August 2, 2002. Because more than 6,315,789 shares of rStar common stock have been tendered in the exchange offer, the proration provisions described in the Offer to Exchange/Prospectus dated June 25, 2002 will apply. As explained in the Offer to Exchange/Prospectus, because of the difficulty in determining the number of shares of rStar common stock validly tendered and not withdrawn, rStar and Gilat do not expect to announce the final proration factor or exchange any shares validly tendered until about ten Nasdaq trading days after the expiration date. After August 7, 2002, stockholders may obtain preliminary information about the proration factor from the information agent for the exchange offer, Georgeson Shareholder, at their toll-free number (866) 821-0667, or from their brokers. The amount of the consideration to be paid for each share of rStar common stock accepted for exchange will be $1.58 in cash, based upon the formula described in the Offer to Exchange/Prospectus, and 0.0738 of a Gilat ordinary share.

Effective on August 2, 2002, the previously announced acquisition by rStar of the StarBand Latin America business from Gilat in exchange for 43,103,448 shares of rStar common stock was consummated. At the Annual Meeting of rStar stockholders, held on April 30, 2002, rStar stockholders approved the acquisition of the StarBand Latin America business. In accordance with the terms of the acquisition agreement between Gilat and rStar, while regulatory approvals required for the transfer of certain of the Latin American operations are pending, Gilat will provide rStar with the economic benefit of such operations until such time as the regulatory approvals have been obtained.

The StarBand Latin America business currently operates satellite-based rural telephony networks in certain Latin American countries, as well as high-speed consumer Internet access pilot networks in certain other countries. StarBand Latin America expects to work on a wholesale basis with Latin American ISPs, PTTs and other providers to offer high-speed Internet access via satellite. Its target customer will be the small office/home office and select consumer market segment in Latin America.

Effective upon the closing of rStar's acquisition of the StarBand Latin America business, the members of the Board of Directors elected at the April 30, 2002 meeting of rStar stockholders took office. In addition, as described in the Offer to Exchange/Prospectus dated June 25, 2002 and rStar's Proxy Statement for the April 30, 2002 Annual Meeting of its stockholders, effective with the closing of the acquisition, the previously announced resignation of Lance Mortensen as Chairman and CEO of rStar became effective. It is anticipated that Mr. Giora Oron will be appointed as the interim CEO of rStar.

About Gilat Satellite Networks Ltd.

Gilat Satellite Networks Ltd., with its global subsidiaries Spacenet Inc. and Gilat Latin America, is a leading provider of telecommunications solutions based on Very Small Aperture Terminal (VSAT) satellite network technology - with nearly 400,000 VSATs shipped worldwide. Gilat markets the Skystar Advantage, DialAw@y IP, FaraWay, Skystar 360E and SkyBlaster* 360 VSAT products in more than 70 countries around the world. The Company provides satellite-based, end-to-end enterprise networking and rural telephony solutions to customers across six continents, and markets interactive broadband data services. The Company is a joint venture partner in SATLYNX, a provider of two-way satellite broadband services in Europe, with SES GLOBAL and, following the execution of a definitive agreement and regulatory approval, Alcatel Space and SkyBridge, subsidiaries of Alcatel. Skystar Advantage(R), DialAw@y IP(TM) and FaraWay(TM) are trademarks or registered trademarks of Gilat Satellite Networks Ltd. or its subsidiaries. Visit Gilat at www.gilat.com. (*SkyBlaster is marketed in the United States by StarBand Communications Inc. under its own brand name.)

About rStar Corporation

rStar (Nasdaq: RSTRC) through its r)Star Broadband Networks, Inc. subsidiary, develops, provides and manages satellite-based networks for large-scale deployment across corporate enterprises and user communities of interest. rStar's core products include remote high-speed Internet access, data delivery, high-quality video and networking services distributed through its satellite broadband Internet gateway and bi-directional solutions. rStar's technology assures instantaneous, consistent, secure and reliable delivery of content within the rStar network. rStar is located in San Ramon, California, and can be reached at 925-543-0300 or at www.rstar.com on the Web.

Important Legal Information

This announcement is neither an offer to purchase shares nor a solicitation of an offer to sell securities. Also, this announcement is not a recommendation with respect to the exchange offer. Gilat has filed a post-effective amendment to its registration statement, of which the Offer to Exchange dated June 25, 2002 is a part, and rStar and Gilat have also filed a tender offer statement regarding the exchange offer. The post-effective amendment to the registration statement and tender offer statement were originally filed with the U.S. Securities and Exchange Commission on June 25, 2002 and February 14, 2002, respectively. We advise all security holders to read the post-effective amendment to the registration statement and the tender offer statement, as well as the amendments to each of these filings, because they contain important information. You can obtain the Gilat post-effective amendment to the registration statement, of which the Offer to Exchange is a part, the rStar and Gilat tender offer statement, and other filed documents for free at the Securities and Exchange Commission's website (www.sec.gov). You can also obtain such documents for free from rStar or Gilat.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of rStar and Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions. For additional information regarding these and other risks and uncertainties associated with rStar and Gilat's business, reference is made to rStar's and Gilat's reports filed from time to time with the Securities and Exchange Commission

The safe-harbor provided by the Private Securities Litigation Reform Act of 1995 is not available to forward-looking statements made in the context of the exchange offer for rStar shares.

--30--ad/ny*

CONTACT: GILAT COMPANY CONTACT:
Gilat Satellite Networks, McLean, Virginia
Tim Perrott, 703/848-1515
Tim.Perrott@spacenet.com
or
GILAT INVESTOR RELATIONS CONTACT:
RFBinder Partners
Magda Gagliano, 212/994-7549
Magda.Gagliano@RFBinder.com
or
RSTAR CORPORATION CONTACT:

Colleen Murray, 925/543-9239
or
RSTAR INVESTOR RELATIONS CONTACT:
Pondel/Wilkinson Group, Los Angeles (Investor Relations)
Cecilia A. Wilkinson/Julie MacMedan, 310/207-9300
investor@pondel.com

KEYWORD: CALIFORNIA VIRGINIA ISRAEL INTERNATIONAL AFRICA/MIDDLE EAST LATIN AMERICA
INDUSTRY KEYWORD: INTERNET NETWORKING TELECOMMUNICATIONS MERGERS/ACQ
SOURCE: Gilat Satellite Networks


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